UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January, 2026
Commission File Number
001-08382
Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation
(Translation of Registrant’s Name into English)
Fleminggatan 20
SE-112 26 Stockholm
Sweden
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Incorporation by Reference
This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on
Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).
This Report comprises the following:
1. Registrant’s report for the fourth quarter of 2025.
Exhibit 99.2 Table of unaudited consolidated capitalization of the Registrant.

AB Svensk Exportkredit (publ)
Swedish Export Credit Corporation
Year-End Report 2025
January-December 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 26, 2026
AB Svensk Exportkredit (publ)
(Swedish Export Credit Corporation)
By: /s/ Magnus Montan
Magnus Montan, Chief Executive Officer

AB Svensk Exportkredit
Swedish Export Credit Corporation
Year-end Report 2025
Year-end Report 2025Page 6 of 34
Summary
Net interest income, quarterly
Skr mn

770
766
744
778
710
662
678
669
Q1
2024
Q2
Q3
Q4
Q1
2025
Q2
Q3
Q4

Operating profit, quarterly
Skr mn

216
578
625
702
577
351
531
33
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2024
2025

After-tax return on equity, quarterly
Percent

3.0
8.0
8.4
9.2
7.6
4.7
7.1
0.4
Q1
2024
Q2
Q3
Q4
Q1
2025
Q2
Q3
Q4

Total capital ratio, quarterly
Skr mn

20.8
22.6
23.3
22.2
24.7
23.5
23.2
23.1
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2024
2025

January-December 2025
(January-December 2024)
•Net interest income Skr 2,719 million (2024: Skr 3,058 million)
•Operating profit Skr 1,491 million (2024: Skr 2,121 million)
•Net profit Skr 1,183 million (2024: Skr 1,683 million)
•Lending portfolio growth -7.3 percent (2024: 0.0 percent)
•New credit and guarantee commitments Skr 125.8 billion
(2024: Skr 90.3 billion)
•Basic and diluted earnings per share Skr 296 (2024: Skr 422)
•After-tax return on equity 4.9 percent (2024: 7.1 percent)
•Proposed/actual dividend Skr 473 million (2024: Skr 1,673 million)
October-December 2025
(October-December 2024)
•Net interest income Skr 669 million (4Q24: Skr 778 million)
•Operating profit Skr 33 million (4Q24: Skr 702 million)
•Net profit Skr 25 million (4Q24: Skr 556 million)
•Lending portfolio growth -3.1 percent (4Q24: 4.0 percent)
•New credit and guarantee commitments Skr 28.5 billion
(4Q24: Skr 22.2 billion)
•Basic and diluted earnings per share Skr 6 (4Q24: Skr 140)
•After-tax return on equity 0.4 percent (4Q24: 9.2 percent)
Equity and balances, December 31, 2025
(December 31, 2024)
•Total capital ratio 23.1 percent (year-end 2024: 22.2 percent)
•Total assets Skr 350.0 billion (year-end 2024: Skr 368.1 billion)
•Total lending portfolio Skr 262.7 billion (year-end 2024: Skr 283.4 billion)
– of which sustainability classified lending Skr 56.3 billion
(year-end 2024: Skr 53.4 billion)
•Loans, outstanding and undisbursed Skr 344.3 billion
(year-end 2024: Skr 340.3 billion)
•Outstanding senior debt Skr 304.6 billion (year-end 2024: Skr 325.0 billion)
– of which green borrowings  Skr 27.8 billion
(year-end 2024: Skr 35.0 billion)
Year-end Report 2025Page 7 of 34
Statement of the CEO
High volume of new business in a rapidly
changing world
2025 has been a year of high business activity for SEK. Our long-term strategic investments have borne fruit, resulting in several major deals. A total of Skr 126 billion in new credit and guarantee agreements were signed – one of the highest levels in SEK’s history – of which
Skr 28 billion occurred in the fourth quarter of the year. Our customers are increasingly optimistic about the future, while the world around continues to be marked by geopolitical tensions and ongoing conflicts. SEK enters the new year with a strong financial position and solid ability to support Swedish exports in a world that is changing at an increasingly rapid pace.
High confidence from our customers and increased  business flow
Customer confidence in SEK remained high during the year, as reflected in the clear increase in new business. New credit and guarantee agreements amounted to Skr 126 billion (2024: Skr 90 billion), of which
Skr 28 billion (4Q24: Skr 22 billion) were signed in the fourth quarter.
The lending portfolio at year-end amounted to Skr 263 billion (year-end
2024: Skr 283 billion). Excluding the effect of the strengthened Swedish krona, the portfolio was largely unchanged. Sustainability-classified lending increased by Skr 2.9 billion compared to the previous year.
Net interest income amounted to Skr 2.7 billion (2024: Skr 3.1 billion). The decrease compared to the previous year is explained by a lower average Swedish short-term interest rate, as well as a stronger
Swedish krona.  Net profit for the year was Skr 1,183 million (2024: Skr
1,683 million) and return on equity amounted to 4.9 percent (2024: 7.1 percent). The decrease in net profit was, in addition to lower net interest income, attributable to an increase in provisions for expected credit losses linked to a limited number of individual exposures during the fourth quarter.
Expectations of better economic conditions despite increased geopolitical concerns
The year was marked by increased geopolitical tensions, armed conflicts and elevated global trade tariffs. At the same time, central banks around the world continued to lower interest rates, and market expectations of an improved economic situation gradually increased during the year.
The Swedish Riksbank also lowered its key interest rate, from 2.75 to
1.75 percent, and the economic outlook in Sweden also improved.
According to SEK's Export Credit Trends Survey in December 2025, 44
percent of Swedish export companies expect an increase in order intake over the next twelve months, an increase from 35 percent in June 2025.
Strengthened market position
During the year, we have continued to focus on our mission to strengthen the competitiveness of Swedish export companies. Our investment in the European energy market led to several significant deals. For example, SEK participated in the financing of two offshore wind power projects in Poland, Bałtyk 2 and Bałtyk 3, and in the financing of Eastern Green Link 2 between Scotland and England. We also participated in the financing of SSAB's fossil-free steel mill in
Luleå.
SEK signed agreements with 13 new customers in 2025. Among the new customers is Cloetta, to which we, together with other banks, provide long-term and flexible financing. We have also supported
Mölnlycke Health Care with a long-term financing solution that enables its continued global expansion. During the fourth quarter, we welcomed
Addnode as a new customer by providing an extended credit facility strengthening the company's financial flexibility.
At the end of the year, SEK and Saudi Export-Import Bank signed a
Memorandum of Understanding (MOU) aiming to create new
opportunities to market Swedish financing solutions and supply chain capabilities in the Saudi market. A new financing instrument combining export credits with development aid was also launched during the year.
The ambition is to complete the first deal involving this new financing instrument in 2026.
Active in the international capital markets
SEK continued to be an active and valued player in the international capital markets during the year. Long-term borrowing amounted to Skr
94 billion (2024: Skr 53 billion), driven both by high business volume and longer borrowing maturities. The borrowing has been carried out in multiple currencies and with an increasingly broad investor base, in line with SEK's funding strategy.
Positive view of the future
The conditions for SEK to be able to support Swedish exports and transition have been further strengthened during the year. The Board has set new financial targets that reinforce the focus on long-term value creation, while the Government’s decision to increase the credit facility that SEK has in place with the Swedish National Debt Office
strengthens our preparedness in periods of high demand or market volatility. During the year, SEK and EKN also appointed new members to the Scientific Climate Council, strengthening the conditions for continued qualified support on issues related to climate transition.
SEK enters the new year with a strong financial position and is well equipped to support Swedish export companies in a world that is currently changing at a rapid
pace. With a focus on a long-
term approach, adaptability,
sustainability and
competitiveness, we contribute to
the continued development of
Swedish exports.
Magnus Montan, CEO
Year-end Report 2025Page 8 of 34
Operations
Total lending portfolio, quarterly
Skr bn

284
277
272
283
268
272
271
263
Q1
2024
Q2
Q3
Q4
Q1
2025
Q2
Q3
Q4
Total lending portfolio, quarterly
of which sustainability classified

Total lending portfolio per region
December 31, 2025
Skr 262.7 bn
(year-end 2024:
Skr 283.4 bn)
New credit and guarantee commitments,
quarterly
Skr bn

45.1
40.3
38.0
28.5
22.2
16.1
14.1
12.0
Q1
2024
Q2
Q3
Q4
Q1
2025
Q2
Q3
Q4

High volume of new credit
agreements as a result of long-
term investments
During the year, SEK signed agreements with 13 new customers, including in the renewable energy and healthcare sectors. New credit and guarantee agreements amounted to Skr 125.8 billion (2024: Skr 90.3 billion) in 2025, of which Skr 28.5 billion (4Q24: Skr 22.2 billion) were signed in the fourth quarter.
The lending portfolio decreased during the year, primarily affected by the increasingly strong Swedish krona, and amounted to Skr 263 billion (year-end 2024:
Skr 283 billion) as of December 31, 2025. Excluding currency effects, the size of the lending portfolio was largely unchanged. Sustainability-classified lending increased to Skr 56 billion (year-end 2024: Skr 53 billion). Undisbursed loans at year-end
2025 amounted to  Skr 82 billion (year-end 2024: Skr 57 billion), an increase reflecting the high volume of new credit agreements. These contracts have relatively long maturities and will be reported in the lending portfolio on the balance sheet when they are disbursed.
Significant business opportunities for Swedish exporters arise from the energy transition, driven by the need to address climate challenges. During the year, SEK participated in the financing of some of the first offshore wind power projects in
Poland, Bałtyk 2 and Bałtyk 3. SEK also participated in the financing of a portion of
Eastern Green Link 2, a high-voltage direct current project under the sea between
Scotland and England. Due to the deteriorating global security environment, SEK also sees strong demand in the defense sector across several countries.
During the fourth quarter, a number of project financing and export credit transactions were carried out and SEK also participated in the extension of the IT consulting company Addnode's credit framework to Skr 3,700 million. The loan to
Addnode is a clear example of how SEK can help support Swedish companies with international operations.
SEK's Export Credit Trends Survey, which measures the sentiment of the
Swedish export industry, showed rising confidence in the future among Swedish export companies in December 2025. 44 percent of the companies indicated that they expect an increase in export order intake  over the next twelve months, an increase from 35 percent in June 2025. This, together with the National Institute of
Economic Research's (“NIER”) report, indicates that a potential turnaround in the
Swedish economy may be on the way. When demand increases and corporate investments begin to pick up, the demand for loans from SEK also tends to increase.

SEK’s lending
Skr bn	Jan-Dec 2025	Jan-Dec 2024
Total lending portfolio[1]	262.7	283.4
of which sustainability classified	56.3	53.4
of which CIRR-loans	85.6	101.7
Customer growth	-2%	3%
1Balance at period end.
Year-end Report 2025Page 9 of 34
New long-term borrowing, quarterly
Skr bn

16.8
9.1
18.5
8.1
18.1
44.4
21.8
9.3
Q1
2024
Q2
Q3
Q4
Q1
2025
Q2
Q3
Q4

Investors by geographical region
New long-term borrowing,
January-December 2025

EMEA 47% (year-end 2024: 37%)
North- and South America 27% (year-end 2024: 33%)
Nordics 15% (year-end 2024: 14%)
Asia Pacific 11% (year-end 2024: 16%)

Long-term and cost-effective
financing in multiple
currencies
In 2025, SEK continued to secure funding on the international capital markets, despite geopolitical unrest and occasionally high market volatility. As a result of a high volume of new lending transactions, coupled with a higher volume of borrowing maturities, the borrowing requirement in 2025 was higher than in the previous year. Borrowings with maturities over one year amounted to Skr 93.5 billion in 2025, compared to Skr 52.6 billion in the previous year.
As in previous years, SEK's borrowing was largely based on public issuances in
USD and EUR. SEK also carried out major public transactions in GBP and AUD, among others. During the fourth quarter, a four-year transaction in USD SOFR was carried out. Through liquid transactions across several currencies, SEK is able to satisfy its lending needs while at the same time ensuring stable and cost-effective financing from a diversified investor base.
In the Swedish market, SEK borrowed Skr 12 billion (2024: Skr 6 billion) during
Skr 93.5 bn
(year-end 2024:
Skr 52.6 bn)
the year, of which Skr 3 billion (2024: Skr 6 billion) consisted of green borrowings.

SEK’s borrowing
Skr bn	Jan-Dec 2025	Jan-Dec 2024
Outstanding senior debt[1]	304.6	325.0
of which green	27.8	35.0
New long-term borrowing	93.5	52.6
New short-term borrowing	64.3	77.6
Repurchase and redemption of own debt	7.2	7.4
1Balance at period end.
Year-end Report 2025Page 10 of 34
Comments on the consolidated
financial accounts (unaudited)
January-December 2025
Operating profit amounted to Skr 1,491 million (2024: Skr 2,121 million). Net profit amounted to Skr 1,183 million (2024: Skr 1,683 million). The decrease in net profit compared to the previous year was primarily due to lower net interest income, but also increased provisions for expected credit losses, presented in net credit losses.
Net interest income
Net interest income amounted to Skr 2,719 million (2024: Skr 3,058 million), representing a decrease of 11 percent compared to the previous year. A large portion of the decrease is explained by lower average short-term interest rates in the Swedish krona, with a stronger Swedish krona also being a contributing factor.
The table below shows average interest-bearing assets and
liabilities.

Skr bn, average	Jan-Dec 2025	Jan-Dec 2024	Change
Total lending portfolio	273.1	283.4	-4%
Liquidity investments	63.6	59.4	7%
Interest-bearing assets	341.2	349.9	-2%
Interest-bearing liabilities	314.8	321.4	-2%
Net results of financial transactions
Net results of financial transactions amounted to Skr 18 million
(2024: Skr -40 million). The results were primarily attributable to realized value changes.
SEK’s general principle is to hold financial instruments
measured at fair value until maturity. Accordingly, the results of market value changes tend to net toward zero over time.
Operating expenses
Operating expenses amounted to Skr -778 million (2024: Skr -758 million). The increase of 3 percent compared to the previous year was primarily attributable to increased personnel expenses, as a result of new recruitment.
Net credit losses
Net credit losses amounted to Skr -429 million (2024: Skr -93 million). The increase in net credit losses for the year were mainly attributable to increased provisions for expected credit losses in stage 2 and stage 3 related to a limited number of exposures. SEK assesses that the credit quality of its lending portfolio remains high.
During the period, SEK established losses amounting to Skr -100 million attributable to exposures that had previously been mostly reserved.
Loss allowances as of December 31, 2025 amounted to Skr -807 million compared to Skr -526 million as of December 31, 2024, of which exposures in stage 3 amounted to Skr -359 million (year-end
2024: Skr -386 million). The provision ratio amounted to 0.23 percent (year-end 2024: 0.15 percent).
Taxes
Tax costs amounted to Skr -309 million (2024: Skr -438 million), and the effective tax rate amounted to 20.7 percent (2024: 20.7 percent).
Other comprehensive income (OCI)
Other comprehensive income before tax amounted to Skr 10 million
(2024: Skr 367 million). This result was mainly attributable to a positive result obtained from changes in own credit risk, offset by a negative result from revaluation of defined benefit plans. The positive result last year was attributable to changes in own credit risk and gains from derivatives used in cash flow hedging.
October-December 2025
Operating profit amounted to Skr 33 million (4Q24: Skr 702
million). Net profit amounted to Skr 25 million (4Q24: Skr 556 million). The decrease in net profit for the period was primarily due to increased provisions for expected credit losses, presented in net credit losses, and lower net interest income.
Net interest income
Net interest income amounted to Skr 669 million (4Q24: Skr 778 million), representing a decrease of 14 percent compared to the same period in the previous year. The majority of the decrease is explained by lower average short-term interest rates in the Swedish krona.
The table below shows average interest-bearing assets and
liabilities.

Skr bn, average	Oct-Dec 2025	Oct-Dec 2024	Change
Total lending portfolio	267.0	277.9	-4%
Liquidity investments	67.4	67.7	—%
Interest-bearing assets	340.4	350.7	-3%
Interest-bearing liabilities	309.6	325.4	-5%
Net results of financial transactions
Net results of financial transactions amounted to Skr 8 million
(4Q24: Skr 25 million). The results were primarily attributable to unrealized value changes.
Operating expenses
Operating expenses amounted to Skr -217 million (4Q24: Skr -208 million). The increase of 4 percent compared to the same period in the previous year was primarily attributable to increased personnel expenses, as a result of new recruitment.
Net credit losses
Net credit losses amounted to  Skr -416 million (4Q24: Skr 119 million). Net credit losses for the period were mainly attributable to
Year-end Report 2025Page 11 of 34
increased provisions for expected credit losses in stage 2 and stage 3 related to a limited number of exposures. SEK assesses that the credit quality of its lending portfolio remains high.
The positive result for the same period last year was primarily explained by the fact that an individual exposure was moved from stage 3 to stage 2 during the period.
Taxes
Tax costs amounted to Skr -8 million (4Q24: Skr -146 million) and the effective tax rate amounted to 24.4 percent (4Q24: 20.8
percent).
Other comprehensive income (OCI)
Other comprehensive income before tax amounted to Skr -2 million
(4Q24: Skr 193 million). This result was mainly attributable to a negative result from revaluation of defined benefit plans, offset by a positive result obtained from changes in own credit risk. The positive result last year was attributable to changes in own credit risk and gains from derivatives used in cash flow hedging.
Statement of Financial Position
Total assets and liquidity investments
Total assets decreased by 5 percent compared to year-end 2024, as a result of a decreased lending portfolio, offset by an increased volume of liquidity investments. During the year, the Swedish krona strengthened, including against the U.S. dollar, driving the decrease in the total lending portfolio.

Skr bn	December 31, 2025	December 31, 2024	Change
Total assets	350.0	368.1	-5%
Liquidity investments	65.0	62.2	4%
Total lending portfolio	262.7	283.4	-7%
of which sustainability classified	56.3	53.4	5%
of which CIRR-loans	85.6	101.7	-16%
Liabilities and equity
As of December 31, 2025, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and committed undisbursed CIRR-loans at all
maturities.
SEK has a credit facility in place with the Swedish National Debt
Office of up to Skr 150 billion. In December 2025, the credit facility was increased to Skr 175 billion for 2026. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.
Capital adequacy
As of December 31, 2025, SEK’s total own funds amounted to Skr
23.1 billion (year-end 2024: Skr 23.4 billion). The total capital ratio was 23.1 percent (year-end 2024: 22.2 percent), representing a margin of 7.1 percentage points above SEK’s estimate of Finans inspektionen’s (the “Swedish FSA”) requirement of 16.0 percent as of December 31, 2025. The corresponding Common Equity Tier 1 capital estimated requirement was 11.2 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 11.9 percentage points above the requirement. Overall, SEK is strongly capitalized.

Percent	December 31, 2025	December 31, 2024
Common Equity Tier 1 capital	23.1	22.2
Tier 1 capital ratio	23.1	22.2
Total capital ratio	23.1	22.2
Leverage ratio	9.5	9.6
Liquidity coverage ratio (LCR)	611	583
Net stable funding ratio (NSFR)	120	129
Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable
Dividend
The Board of Directors has resolved to propose the payment of a dividend of 40 percent of the year’s profit at the company’s annual general meeting, corresponding to Skr 473 million (dividend 2024:
Skr 1,673 million), which is in line with the company’s dividend policy of 20-40 percent.
Year-end Report 2025Page 12 of 34
Other events
At SEK’s annual general meeting held on March 25, 2025, Ms.
Hanna Lagercrantz stepped down from her position as a member of the Board of Directors of SEK (the “Board”), and Mr. Erik Mattsson
was elected as a new member of the Board. Additionally, the Board passed a resolution at the annual general meeting to adopt the income statement and balance sheet in the Annual and Sustainability
Report 2024 and to appropriate distributable funds pursuant to the
Board’s proposal. At an extraordinary general meeting on the same day, the Board also resolved to authorize the distribution of an extraordinary dividend, amounting to Skr 1,000 million, which resulted in a total dividend to SEK’s owner, the Swedish State, of
Skr 1,673 million.
In January 2025, Mr. Mattias Hasselbo assumed the position of
Chief Credit Officer (“COO”). SEK’s previous COO, Ms. Teresa
Hamilton Burman, retired in June 2025. Mr. Tobias Hornberger was recruited to the position of Chief Financial Officer (“CFO”) of SEK and he took up his position in June 2025.
To further focus on increased client value and growth, SEK
implemented a number of organizational changes within the lending organization in March 2025. The International Finance function was restructured and became Global Trade and Export Finance. Mr. Jens
Hedar took on the role as head of this new function. The two existing functions, “Client Relationship Management” and
“Sustainability,” were combined into a single function where Ms.
Maria Simonson became Head of Client Relationship Management and Sustainability.
During the second quarter, SEK adjusted its financing strategy for commercial credit commitments. Previously, SEK secured
funding for all credit commitments, including for committed, undisbursed credits. The adjustment in the financing strategy means that funding is secured for all credits on the balance sheet and for at least the next two years for commercial committed, undisbursed credits. The financing strategy for the CIRR-system is unchanged.
During the fourth quarter, SEK's Board of Directors decided on new financial targets. SEK's capital target for the total capital ratio was adjusted, and the upper limit for the margin against the Swedish
FSA's requirements was increased from 4 to 7 percentage points.
The capital target for the Common Equity Tier 1 capital ratio was left unchanged. The company's profitability target and dividend policy were also left unchanged.
In February 2025, the European Commission published an
“Omnibus” package intended to simplify sustainability reporting requirements. The package included two proposals referred to as the
“stop the clock” and “content” proposals. The “stop the clock”
proposal was approved by EU in April 2025 and was transposed into
Swedish law in December 2025. SEK’s reporting requirements
pursuant to the CSRD is postponed by two years until financial year
2027 as a result of this proposal. In December 2025, the EU-
Parliament adopted a provisional agreement related to the "content"
proposal, and the Council has also indicated that it would approve the agreement following the EU-Parliament’s approval. The
proposal includes, among other things, a change in scope where an entity’s reporting obligation will primarily depend on whether it has more than 1,000 employees. The “content” proposal, would, if implemented, remove SEK from the scope of entities subject to
CSRD in 2027.
During 2025, the Swedish central bank (Riksbanken) decided
that Swedish banks and other credit institutions shall hold interest-
free deposits (deposit requirement) in accounts with the Riksbank.
The purpose of the interest-free deposit is to contribute to the
Riksbank’s ability to fund itself. Institutions shall hold a certain share of their deposit base as interest-free deposits at the Riksbank.
Deposit base for these purposes consists of the institutions’
borrowing from credit institutions and issued debt instruments, with some exceptions. The share shall be the same for all institutions so that they contribute to the Riksbank’s financing in proportion to the institutions’ deposit base. Each year, the Riksbank will decide whether to apply a deposit requirement and, if so, how large the requirement should be. The institutions cannot freely dispose of the funds in the deposit account. SEK presents the deposit requirement amount in the balance sheet as loans to credit institutions. The difference between the nominal value of the deposit requirement and its net present value is treated as a regulatory fee to Riksbanken. The fee is included in net interest income in line with how SEK presents other regulatory fees, see Note 2.
Year-end Report 2025Page 13 of 34
The macro environment
In the third quarter of 2025, Sweden’s GDP increased by 1.1 percent quarter-on-quarter. Exports increased by 1.8 percent.
Unemployment amounted to 9.1 percent at the end of November
2025, which represented an increase compared to the end of August
2025. The rate of inflation in November 2025 was 2.3 percent, which represented a decrease from August.
In December 2025, the Riksbank announced that the policy rate would be left unchanged at 1.75 percent.
SEK believes that, compared with normal conditions, the risk level with respect to external factors with a potentially negative impact on the Company remains high as a result of ongoing armed conflicts and geopolitical tensions, which can negatively affect supply chains and create volatility in the financial markets. The major trade tariffs that the United States has imposed, or threatened to impose, on large parts of the world also contribute to the uncertainty in the financial markets. Although several agreements have been negotiated, reducing uncertainty to some extent, ongoing ambiguities in their interpretation, along with frequent new tariff announcements, mean that a degree of uncertainty persists.
Russia’s war in Ukraine has little direct financial impact on SEK.
The Company has a gross exposure of EUR 3.3 million to one
Russian counterparty, where the risk is 100 percent covered, and the exposure dates back to prior to the war breaking out. SEK has no exposure to Ukraine or Belarus. Nevertheless, the high level of uncertainty caused by Russia’s war in Ukraine, including recent
Russian air violations of NATO countries, sabotage and
cybersecurity incidents, and by other ongoing military conflicts, including in the Middle East and South America, could have a more long-term effect on SEK’s customers and, consequently, on SEK.
The uncertainty concerning the United States’ future commitment to
Europe and NATO and its support for Ukraine adds to the difficulty of predicting the future.
The above mentioned threats, and the imposition of trade tariffs and other trade barriers by state actors, are reasonably likely to have a negative effect on international trade and are likely to lead to increased inflation, lower growth and thus potentially reduced demand for lending by SEK. At the other end of the scale, SEK believes there is a need for comprehensive infrastructure, energy and defense investments in Europe, which can create significant business opportunities for SEK.
SEK believes that information security threats, particularly in relation to cybersecurity, have increased and remain more acute than before as a consequence of Sweden’s membership in NATO and its support for Ukraine.
Risk factors
SEK’s operations are exposed to various types of risks, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and
Risk Management Report (Pillar 3)  2024 and Note 29 to the annual financial statements included in SEK’s  2024 Annual Report on
Form 20-F, as well as the “Risk Factors” section in SEK’s 2024
Annual Report on Form 20-F.
Year-end Report 2025Page 14 of 34
Financial targets

Profitability target	A return on equity after tax of at least 5 percent over time.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target
SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 7 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 18.0-23.0 percent and the Common Equity Tier 1 capital ratio should amount to 15.2 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of December 31, 2025.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Oct-Dec 2025	Jul-Sep 2025	Oct-Dec 2024	Jan-Dec 2025	Jan-Dec 2024
Total lending portfolio[1]	262,712	271,194	283,408	262,712	283,408
of which green	43,209	43,136	37,422	43,209	37,422
of which social	2,201	2,134	2,228	2,201	2,228
of which sustainability-linked	10,878	10,778	13,712	10,878	13,712
Loans, outstanding and undisbursed[1]	344,336	346,563	340,295	344,336	340,295
New credit and guarantee commitments	28,481	40,313	22,174	125,832	90,334
of which to Swedish exporters	5,000	8,985	10,561	45,063	40,663
of which to exporters´ customers	23,481	31,328	11,613	80,769	49,671

Customer growth	-1%	—%	2%	-2%	3%

Outstanding senior debt[1]	304,633	314,504	324,995	304,633	324,995
of which green	27,784	27,213	34,990	27,784	34,990
New long-term borrowings	9,307	21,793	8,131	93,531	52,552
New short-term borrowings	19,180	3,701	7,337	64,328	77,561

After-tax return on equity	0.4%	7.1%	9.2%	4.9%	7.1%
Proposed/actual dividend	—	—	—	473	1,673

Common Equity Tier 1 capital[1]	23.1	23.2	22.2	23.1	22.2
Tier 1 capital ratio[1]	23.1	23.2	22.2	23.1	22.2
Total capital ratio[1]	23.1	23.2	22.2	23.1	22.2
Leverage ratio	9.5%	9.1%	9.6%	9.5%	9.6%
Liquidity coverage ratio (LCR)	611%	924%	583%	611%	583%
Net stable funding ratio (NSFR)	120%	121%	129%	120%	129%
Risk exposure amount[1]	99,912	99,484	105,466	99,912	105,466
1 Balance at period end
See definitions on page 33.
Year-end Report 2025Page 15 of 34
Condensed Consolidated Statement
of Comprehensive Income (unaudited)

Skr mn	Note	Oct-Dec 2025	Jul-Sep 2025	Oct-Dec 2024	Jan-Dec 2025	Jan-Dec 2024
Interest income		3,329	3,536	4,382	14,117	19,315
Interest expenses		-2,660	-2,858	-3,604	-11,398	-16,257
Net interest income	2	669	678	778	2,719	3,058

Net fee and commission income/expense		-11	-4	-12	-39	-46
Net results of financial transactions	3	8	6	25	18	-40
Total operating income		666	680	791	2,699	2,972

Personnel expenses		-129	-103	-112	-475	-445
Other administrative expenses		-68	-56	-61	-239	-229
Depreciations and impairment of non-financial assets		-20	-15	-35	-64	-84
Total operating expenses		-217	-174	-208	-778	-758

Operating profit before credit losses		449	506	583	1,921	2,214

Net credit losses	4	-416	25	119	-429	-93
Operating profit		33	531	702	1,491	2,121

Tax expenses		-8	-110	-146	-309	-438
Net profit[1]		25	421	556	1,183	1,683

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		—	—	7	3	56
Tax on items to be reclassified to profit or loss		—	—	-2	0	-12
Net items to be reclassified to profit or loss		—	—	5	3	44
Items not to be reclassified to profit or loss
Own credit risk		7	-46	197	17	320
Revaluation of defined benefit plans		-9	0	-11	-10	-9
Tax on items not to be reclassified to profit or loss		0	10	-38	-1	-64
Net items not to be reclassified to profit or loss		-2	-36	148	6	247
Total other comprehensive income		-2	-36	153	9	291
Total comprehensive income[1]		23	385	709	1,192	1,974
Skr
Basic and diluted earnings per share[2]		6	105	140	296	422

1 The entire profit is attributable to the shareholder of the Parent Company. 2 Net profit divided by average number of shares, which amounts to 3,990,000 for each period.
Year-end Report 2025Page 16 of 34
Consolidated Statement of Financial Position
(unaudited)

Skr mn	Note	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	5	7,259	5,219
Treasuries/government bonds	5	13,419	4,150
Other interest-bearing securities except loans	5	43,237	52,843
Loans in the form of interest-bearing securities	4, 5	47,485	48,726
Loans to credit institutions	4, 5	22,939	13,529
Loans to the public	4, 5	200,216	224,354
Derivatives	5, 6	6,721	10,643
Shares		—	20
Tangible and intangible assets		158	178
Deferred tax asset		0	1
Other assets		754	286
Prepaid expenses and accrued revenues		7,775	8,145
Total assets		349,964	368,094

Liabilities and equity
Borrowing from credit institutions	5, 7	4,410	8,607
Debt securities issued	5, 7	300,222	316,388
Derivatives	5, 6	8,988	5,227
Other liabilities		3,664	4,490
Accrued expenses and prepaid revenues		8,581	8,798
Provisions		10	12
Total liabilities		325,875	343,522

Share capital		3,990	3,990
Reserves		212	204
Retained earnings		19,887	20,378
Total equity		24,089	24,572

Total liabilities and equity		349,964	368,094
Year-end Report 2025Page 17 of 34
Condensed Consolidated Statement
of Changes in Equity (unaudited)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Dec 2024	1,683	—	—	—	—	1,683
Other comprehensive income Jan-Dec 2024	291	—	44	254	-7	—
Total comprehensive income Jan-Dec 2024	1,974	—	44	254	-7	1,683
Dividend	-248	—	0	0	0	-248
Closing balance of equity December 31, 2024	24,572	3,990	-3	213	-6	20,378

Opening balance of equity January 1, 2025	24,572	3,990	-3	213	-6	20,378
Net profit Jan-Dec 2025	1,183	—	—	—	—	1,183
Other comprehensive income Jan-Dec 2025	9	—	3	13	-8	—
Total comprehensive income Jan-Dec 2025	1,192	—	3	13	-8	1,183
Dividend	-1,673	—	—	—	—	-1,673
Closing balance of equity December 31, 2025	24,089	3,990	—	226	-14	19,887
1 The entire equity is attributable to the shareholder of the Parent Company.
Year-end Report 2025Page 18 of 34
Condensed Statement of Cash Flows
in the Consolidated Group (unaudited)

Skr mn	Jan-Dec 2025	Jan-Dec 2024
Operating activities
Operating profit	1,491	2,121
Adjustments for non-cash items in operating profit	1,053	542
Income tax paid	-606	-601
Changes in assets and liabilities from operating activities	-592	-41
Cash flow from operating activities	-7,875	20,078

Investing activities
Capital expenditures	-45	-17
Cash flow from investing activities	-45	-17

Financing activities
Change in senior debt	19,544	-17,757
Derivatives, net	-7,249	-660
Dividend, paid	-1,673	-248
Payment of lease liability	-29	-28
Cash flow from financing activities	10,593	-18,693

Cash flow for the period	2,673	1,368

Cash and cash equivalents at beginning of the period	5,219	3,482
Cash flow for the period	2,673	1,368
Exchange-rate differences on cash and cash equivalents	-633	369
Cash and cash equivalents at end of the period[1]	7,259	5,219

1 Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Year-end Report 2025Page 19 of 34
Notes
References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its
consolidated subsidiary. All figures relate to the Consolidated Group, unless otherwise indicated. All amounts are in Skr million, unless otherwise indicated. Amounts presented in the report have been rounded independently. Accordingly, totals may not equal the sum of individual amounts.
Note 1. Accounting policies
This condensed year-end report is presented in accordance with
International Accounting Standard (IAS) 34, Interim Financial
Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial
Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (IASB), together with the
interpretations from IFRS Interpretations Committee (IFRS IC). The
IFRS standards applied by SEK are all endorsed by the European
Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and
Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA),
“Annual Reports in Credit Institutions and Securities
Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish
Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State
Ownership Policy and principles for state-owned enterprises.
(a) Changes to accounting policies and presentation
SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group.
Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.
The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2024 annual financial statements included in
SEK’s 2024 Annual Report on Form 20-F.
(i) New and amended standards and interpretations applicable for 2025
There are no new or amended IFRS or IFRS Interpretations
Committee interpretations applicable for 2025 that have had a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.
(ii) Standards issued but not yet effective
In May 2024, IASB issued amendments to IFRS 9 and IFRS 7,
which clarify that a financial liability is derecognized on the
‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.
The amendments clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures will be needed in line with IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after 1 January 2026 and have not had any effect on the primary financial statements.
In April 2024, the IASB issued IFRS 18, which replaces IAS 1
Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of new management-
defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. IFRS 18 is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. As IFRS 18 will not change any
recognition and measurement, it is not expected to have any
significant impact on SEK’s financial reporting.
Year-end Report 2025Page 20 of 34
Note 2. Net interest income

Skr mn	Oct-Dec 2025	Jul-Sep 2025	Oct-Dec 2024	Jan-Dec 2025	Jan-Dec 2024
Interest income
Loans to credit institutions	268	268	211	1,005	921
Loans to the public	1,935	2,003	2,354	8,003	9,835
Loans in the form of interest-bearing securities	487	521	541	1,948	2,351
Interest-bearing securities excluding loans in the form of interest-bearing securities	483	502	536	1,926	2,561
Derivatives	99	183	680	982	3,381
Administrative remuneration CIRR-system	55	57	51	243	240
Other assets	2	2	9	11	26
Total interest income[1]	3,329	3,536	4,382	14,117	19,315

Interest expenses
Interest expenses	-2,602	-2,780	-3,543	-11,154	-16,011
Resolution fee[2]	-23	-23	-26	-83	-105
Risk tax	-35	-36	-35	-142	-141
Other regulatory fees	0	-19	0	-19	0
Total interest expenses	-2,660	-2,858	-3,604	-11,398	-16,257
Net interest income	669	678	778	2,719	3,058
1  Interest income calculated using the effective interest method amounted to Skr 11,086 million during January-December 2025 (2024: Skr 13,625 million).
2  The amount stated for the period January-December 2025 includes a refund of Skr 9.5 million from the Swedish National Debt Office regarding the charged resolution fee for financial year 2023.

Note 3. Net results of financial transactions

Skr mn	Oct-Dec 2025	Jul-Sep 2025	Oct-Dec 2024	Jan-Dec 2025	Jan-Dec 2024
Derecognition of financial instruments not measured at fair value through profit or loss	0	1	1	3	5
Financial assets or liabilities at fair value through profit or loss	23	32	44	52	-5
Financial instruments under fair value hedge accounting	-18	-29	-20	-43	-35
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	3	2	0	7	-5
Total net results of financial transactions	8	6	25	18	-40
Year-end Report 2025Page 21 of 34
Note 4. Impairments

Skr mn	Oct-Dec 2025	Jul-Sep 2025	Oct-Dec 2024	Jan-Dec 2025	Jan-Dec 2024
Expected credit losses, stage 1	-8	18	4	-19	116
Expected credit losses, stage 2	-299	11	-85	-293	-24
Expected credit losses, stage 3	-110	-4	210	-112	-178
Established credit losses	0	—	-288	-100	-404
Reserves applied to cover established credit losses	1	—	277	94	393
Recovered credit losses	0	0	1	1	4
Net credit losses	-416	25	119	-429	-93

	December 31, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	222,137	35,421	5,960	263,517	283,931
Off-balance sheet exposures, before expected credit losses	76,138	15,382	0	91,520	66,315
Total, before expected credit losses	298,275	50,803	5,960	355,038	350,246
Loss allowance, loans	-68	-378	-359	-805	-523
Loss allowance, off-balance sheet exposures[1]	-2	0	0	-2	-3
Total loss allowance	-69	-378	-359	-807	-526
Provision ratio (in percent)	0.02	0.74	6.03	0.23	0.15
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.
The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has a high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish
Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and
Development (OECD), which explains the low provision ratio.
Loss Allowance

	December 31, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-54	-86	-386	-526	-795
Increases due to origination and acquisition	-34	-280	-29	-343	-20
Net remeasurement of loss allowance	0	16	-81	-65	60
Transfer to stage 1	0	0	—	0	3
Transfer to stage 2	2	-31	0	-29	-189
Transfer to stage 3	0	—	-76	-75	-95
Decreases due to derecognition	13	1	73	88	155
Decreases in allowance account due to write-offs	—	—	94	94	393
Exchange-rate differences[1]	3	1	45	50	-38
Closing balance	-69	-378	-359	-807	-526
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.
Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve:
a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The business cycle parameter follows a
standard normal distribution where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.1 and 1.1 for the various probability of default (PD) segments. The base scenarios have been weighted at between 60 and 80 percent, the downturn scenarios have been weighted at 20 percent, and the upturn scenarios have been weighted at between 0 and 20 percent between the
different PD-segments.
Year-end Report 2025Page 22 of 34
Note 5. Financial assets and liabilities at fair value

Skr mn	December 31, 2025
	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	7,259	7,259	—
Treasuries/governments bonds	13,419	13,419	—
Other interest-bearing securities except loans	43,237	43,237	—
Loans in the form of interest-bearing securities	47,485	48,748	1,263
Loans to credit institutions	22,939	23,304	365
Loans to the public	200,216	200,566	350
Derivatives	6,721	6,721	—
Shares	—	—	—
Total financial assets	341,277	343,254	1,977

Borrowing from credit institutions	4,410	4,410	—
Debt securities issued	300,222	300,906	684
Derivatives	8,988	8,988	—
Total financial liabilities	313,620	314,304	684

Skr mn	December 31, 2024
	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	5,219	5,219	—
Treasuries/governments bonds	4,150	4,150	—
Other interest-bearing securities except loans	52,843	52,843	—
Loans in the form of interest-bearing securities	48,726	49,951	1,225
Loans to credit institutions	13,529	13,863	334
Loans to the public	224,354	223,945	-409
Derivatives	10,643	10,643	—
Shares	20	20	—
Total financial assets	359,484	360,634	1,150

Borrowing from credit institutions	8,607	8,607	—
Debt securities issued	316,388	316,375	-13
Derivatives	5,227	5,227	—
Total financial liabilities	330,222	330,209	-13
Determination of fair value
The determination of fair value is described in the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial instruments and (viii) Determination of fair value of certain types of financial instruments.
Year-end Report 2025Page 23 of 34
Financial assets in fair value hierarchy

	Financial assets at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	1,031	12,388	—	13,419
Other interest-bearing securities except loans	21,184	22,053	—	43,237
Derivatives	—	6,720	1	6,721
Shares	—	—	—	—
Total December 31, 2025	22,215	41,161	1	63,377
Total December 31, 2024	22,648	44,969	39	67,656
Financial liabilities in fair value hierarchy

	Financial liabilities at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	14,262	2,598	16,860
Derivatives	—	7,924	1,064	8,988
Total December 31, 2025	—	22,186	3,662	25,848
Total December 31, 2024	—	18,193	4,942	23,135
There were no transfers during the period (year-end 2024: no transfers during the period).
Financial assets and liabilities at fair value in Level 3, 2025

Skr mn	January 1, 2025	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss[1]	Gains (+) and losses (-) in other comprehensive income	Exchange rate differences	December 31, 2025
Debt securities issued	-3,452	—	414	—	—	-32	-22	494	-2,598
Derivatives, net	-1,451	—	174	—	—	22	—	192	-1,063
Net assets and liabilities	-4,903	—	588	—	—	-10	-22	686	-3,661
Financial assets and liabilities at fair value in Level 3, 2024

Skr mn	January 1, 2024	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss[1]	Gains (+) and losses (-) in other comprehensive income	Exchange rate differences	December 31, 2024
Debt securities issued	-8,271	—	4,870	—	—	-81	3	27	-3,452
Derivatives, net	-2,279	—	1,176	—	—	92	—	-440	-1,451
Net assets and liabilities	-10,550	—	6,046	—	—	11	3	-413	-4,903
1 Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions.
The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2025, amounted to a Skr -10 million loss
(year end 2024: Skr 1 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments
As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other
established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The
correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive
relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its
prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of
SEK’s own creditworthiness, a revaluation has been made by
shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding
SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.
Year-end Report 2025Page 24 of 34
Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	December 31, 2025
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	0	Correlation	0.12 - (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-957	Correlation	0.12 - (0.12)	Option Model	-17	17
Other	-106	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-1,063				-17	17
Equity	0	Correlation	0.12 - (0.12)	Option Model	0	0
	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
FX	-2,501	Correlation	0.12 - (0.12)	Option Model	17	-17
	0	Credit spreads	10BP - (10BP)	Discounted cash flow	10	-10
Other	-97	Correlation	0.12 - (0.12)	Option Model	0	0
	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-2,598				27	-27
Total effect on total comprehensive income					10	-10
Derivatives, net, December 31, 2024	-1,451				-18	18
Debt securities issued, December 31, 2024	-3,452				34	-34
Total effect on total comprehensive income, December 31, 2024					16	-16
The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and
+/– 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation
Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/- loss)
Skr mn	December 31, 2025	December 31, 2024	Jan-Dec 2025	Jan-Dec 2024
CVA/DVA, net[1]	-11	-17	6	22
OCA[2]	282	265	17	320
1 Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2 Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Year-end Report 2025Page 25 of 34
Note 6. Derivatives
Derivatives by category

	December 31, 2025			December 31, 2024
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,624	1,332	510,865	5,066	919	531,122
Currency-related contracts	2,097	7,550	137,052	5,577	4,120	154,836
Equity-related contracts	—	—	—	—	70	90
Contracts related to commodities, credit risk, etc.	—	105	2,890	—	118	4,648
Total derivatives	6,721	8,988	650,807	10,643	5,227	690,696
In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.
Note 7. Debt
Debt by category

Skr mn	December 31, 2025	December 31, 2024
Currency-related contracts	3,777	4,802
Interest rate-related contracts	300,759	320,014
Equity-related contracts	—	54
Contracts related to commodities, credit risk, etc.	97	125
Total debt	304,633	324,995
of which denominated in:
Skr	24,599	22,509
USD	166,687	203,141
EUR	84,653	67,070
AUD	12,119	10,281
GBP	7,899	10,238
CHF	4,188	4,461
Other currencies	4,487	7,295
The information is disclosed in accordance with FFFS 2014:21.
Note 8. CIRR-system
Pursuant to the company’s assignment as stated in its owner
instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the
Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding. The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for
derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles.
Arrangement fees to SEK are recognized together with other
arrangement fees as interest expenses. In addition to the CIRR-
system, SEK administers the Swedish government’s previous
concessionary credit program according to the same principles as the
CIRR-system. No new lending is being offered under the
concessionary credit program. As of December 31, 2025, there were no concessionary loans outstanding (year-end 2024: Skr 64 million)
and operating profit for the program amounted to Skr -1 million
(2024: Skr -7 million) for the period January-December 2025.
SEK’s administrative compensation for administrating the
concessionary credit program amounted to Skr 0 million (2024: Skr
0 million).
Year-end Report 2025Page 26 of 34
Statement of Comprehensive Income for the CIRR-system

Skr mn	Oct-Dec 2025	Jul-Sep 2025	Oct-Dec 2024	Jan-Dec 2025	Jan-Dec 2024
Interest income	510	526	571	2,139	2,302
Interest expenses	-570	-595	-538	-2,346	-2,070
Interest compensation	0	0	0	0	0
Foreign exchange effects	0	0	1	2	1
Profit before compensation to SEK	-61	-69	34	-205	233
Administrative remuneration to SEK	-55	-57	-51	-243	-240
Operating profit CIRR-system	-116	-126	-17	-448	-7
Reimbursement to (-) / from (+) the State	116	126	17	448	7
Statement of Financial Position for the CIRR-system

Skr mn	December 31, 2025	December 31, 2024
Cash and cash equivalents	0	0
Loans	85,643	101,657
Derivatives	3,231	3,939
Other assets	629	217
Prepaid expenses and accrued revenues	1,772	1,817
Total assets	91,275	107,630
Liabilities	89,590	106,093
Derivatives	194	266
Accrued expenses and prepaid revenues	1,490	1,271
Total liabilities	91,275	107,630
Commitments
Committed undisbursed loans	37,286	42,007
Note 9. Pledged assets and contingent liabilities

Skr mn	December 31, 2025	December 31, 2024
Collateral provided
Cash collateral under the security agreements for derivative contracts	6,858	3,201
Contingent liabilities[1]
Guarantee commitments	9,896	9,428
Commitments[1]
Committed undisbursed loans	81,624	56,887
1 For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.
Year-end Report 2025Page 27 of 34
Note 10. Capital adequacy and liquidity situation
The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS
2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks,see Note 29 to the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F and see SEK’s Capital Adequacy and Risk Management (Pillar 3) Report
2024.
Capital Adequacy Analysis

	December 31, 2025	December 31, 2024
Capital adequacy	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	23.1	22.2
Tier 1 capital ratio	23.1	22.2
Total capital ratio	23.1	22.2
1 Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	December 31, 2025		December 31, 2024
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,993	8.0	8,437	8.0
of which Tier 1 requirement of 6 percent	5,995	6.0	6,328	6.0
of which minimum requirement of 4.5 percent	4,496	4.5	4,746	4.5
Pillar 2 capital requirements[3]	3,007	3.0	3,871	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	12,123	12.1	11,106	10.5
Capital buffer requirements	4,072	4.1	4,317	4.1
of which Capital conservation buffer	2,498	2.5	2,637	2.5
of which Countercyclical buffer	1,574	1.6	1,680	1.6
Pillar 2 guidance[5]	999	1.0	1,582	1.5
Total risk-based capital requirement including Pillar 2 guidance	16,071	16.1	18,207	17.3
1 Expressed as a percentage of total risk exposure amount.
2 The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013,
on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012).
3 Individual Pillar 2 requirement of 3.01 percent calculated on the total risk exposure amount, according to the decision from the latest
Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 30, 2025.
4 Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.01 percent).
5 The Swedish FSA notified SEK on September 30, 2025, within the latest SREP, that in addition to the capital requirements according to Regulation (EU)
no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.00 percent of the total risk-weighted exposure amount.
The Pillar 2 guidance is not a binding requirement.

	December 31, 2025	December 31, 2024
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	236,953	234,139
Off-balance sheet exposures	7,161	8,775
Total exposure measure	244,114	242,914
Leverage ratio[2]	9.5%	9.6%
1 The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized. 2 Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	December 31, 2025		December 31, 2024
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,323	3.0	7,288	3.0
Pillar 2 guidance[2]	366	0.2	365	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,689	3.2	7,653	3.2
1 Expressed as a percentage of total exposure amount.
2 The Swedish FSA has on September 30, 2025, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Year-end Report 2025Page 28 of 34
Own funds – Adjusting items

Skr mn	December 31, 2025	December 31, 2024
Share capital	3,990	3,990
Retained earnings	18,468	18,413
Accumulated other comprehensive income and other reserves	456	241
Independently reviewed profit net of any foreseeable charge or dividend	703	1,255
Common Equity Tier 1 (CET1) capital before regulatory adjustments	23,617	23,899
Additional value adjustments due to prudent valuations	-83	-84
Intangible assets	-22	-22
Fair value reserves related to gains or losses on cash flow hedges	—	3
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-229	-217
IRB shortfall of credit risk adjustments to expected losses	-144	-180
Insufficient coverage for non-performing exposures	-15	-2
Total regulatory adjustments to Common Equity Tier 1 capital	-493	-502
Total Common Equity Tier 1 capital	23,124	23,397
Total own funds	23,124	23,397
Minimum capital requirements exclusive of buffer

	December 31, 2025			December 31, 2024
Skr mn	EAD[1]	Risk exposure amount	Min. capital requirement	EAD[1]	Risk exposure amount	Min. capital requirement
Credit risk, standardized approach
Corporates	5,829	5,770	462	5,532	5,528	442
Equity exposures	—	—	—	20	30	2
Default exposures	0	0	0	6	6	1
Total credit risk, standardized approach	5,829	5,770	462	5,558	5,564	445
Credit risk, IRB approach
Central governments	233,305	9,487	759	211,834	9,159	733
Financial institutions[2]	32,236	6,493	519	34,067	6,153	492
Corporates[3]	149,636	69,128	5,530	147,820	75,541	6,043
Non-credit-obligation assets	201	201	16	213	213	17
Total credit risk, IRB approach	415,378	85,310	6,825	393,934	91,066	7,285
Credit valuation adjustment risk	n.a.	1,882	151	n.a.	1,936	154
Foreign exchange risk	n.a.	2,494	200	n.a.	1,498	120
Commodity risk	n.a.	4	0	n.a.	7	1
Operational risk	n.a.	4,452	356	n.a.	5,395	432
Total	421,207	99,912	7,994	399,492	105,466	8,437
1 Exposure at default (EAD) shows the size of the outstanding exposure at default.
2 Of which counterparty risk in derivatives: EAD Skr 5,145 million (year-end 2024: Skr 5,899 million), Risk exposure amount of Skr 1,059 million
(year-end 2024: Skr 1,513 million) and Capital requirement of Skr 85 million (year-end 2024: Skr 121 million).
3 Of which related to specialized lending: EAD Skr 8,258 million (year-end 2024: Skr 7,322 million), Risk exposure amount of Skr 8,473 million
(year-end 2024: Skr 5,019 million) and Capital requirement of Skr 678 million (year-end 2024: Skr 402 million).

Credit risk
For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the
Foundation Approach. Under the Foundation Approach, the
company determines the PD within one year for each of its
counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the
Swedish FSA’s permission and is subject to ongoing supervision.
Certain exposures are, by permission from the Swedish FSA,
exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.
Credit valuation adjustment risk
Credit valuation adjustment risk is calculated for all over-the-
counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.
Foreign exchange risk
Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.
Year-end Report 2025Page 29 of 34
Commodities risk
Capital requirements for commodity risk are calculated in
accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.
Operational risk
SEK calculates the capital requirement for operational risks in accordance with the standardized approach in the CRR (Article 312 of Regulation (EU) 575/2013). The standardized approach is based on a Business Indicator Component (BIC), where the Company’s
Business Indicator (BI) is first calculated as the sum of three components: Interest, Leases and Dividend Component (ILDC),
Services Component (SC), and Financial Component (FC). The BIC
then forms the regulatory capital base for operational risks and is used to determine the capital requirement by applying standardized percentages set out in the regulation. For SEK, the BIC is multiplied by 12 percent.
Transitional rules
The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.
Capital buffer requirements
SEK expects to meet capital buffer requirements with Common
Equity Tier 1 capital. The mandatory capital conservation buffer is
2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of December 31, 2025, the capital requirement related to relevant exposures in Sweden was 71 percent
(year-end 2024: 74 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the
Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on
SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of
December 31, 2025, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.15 percentage points (year-end 2024: 0.12 percentage points). SEK has not been classified as a systemically important institution by the Swedish
FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.
Pillar 2 guidance
The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (SREP) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement
Liquidity Coverage Ratio

Skr bn, 12-month average	December 31, 2025	December 31, 2024
Total liquid assets	59.1	64.1
Net liquidity outflows[1]	10.3	14.9
Liquidity outflows	22.9	26.0
Liquidity inflows	13.2	11.2
Liquidity coverage ratio	660%	518%
1 Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated
Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.
Net stable funding ratio

Skr bn	December 31, 2025	December 31, 2024
Available stable funding	244.3	272.5
Required stable funding	202.8	211.0
Net stable funding ratio	120%	129%
Information on Net stable funding ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.
Liquidity reserve1

	December 31, 2025					December 31, 2024
Skr bn	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	33.0	6.0	11.2	15.8	—	25.3	11.0	8.0	6.3	—
Securities issued or guaranteed by municipalities or other public entities	11.2	4.2	0.7	6.3	—	18.3	7.1	3.8	7.4	—
Covered bonds issued by other institutions	12.0	11.2	0.8	—	—	13.1	13.1	—	—	—
Balances with National Debt Office	1.0	1.0	—	—	—	1.0	1.0	—	—	—
Total liquidity reserve	57.2	22.4	12.7	22.1	—	57.7	32.2	11.8	13.7	—
1 The liquidity reserve is a part of SEK’s liquidity investments.
Information on Liquidity reserve is included in accordance with the Commission Delegated Regulation (EU) 2015/61.
Year-end Report 2025Page 30 of 34
Note 11. Exposures
Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.
Total net exposures by exposure class

	Interest-bearing securities and lending				Committed undisbursed loans, derivatives, etc.				Total
	December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	140.5	42.5	148.3	42.6	76.3	78.9	49.3	68.2	216.8	50.8	197.6	47.0
Regional governments	10.9	3.3	18.2	5.3	0.6	0.6	0.5	0.7	11.4	2.7	18.7	4.5
Multilateral development banks	5.1	1.6	7.0	2.0	—	—	—	—	5.1	1.2	7.0	1.7
Public sector entity	—	—	1.0	0.3	—	—	—	—	—	—	1.0	0.2
Financial institutions	26.6	8.1	28.0	8.0	5.7	5.8	6.1	8.4	32.2	7.6	34.1	8.1
Corporates	147.1	44.6	145.7	41.8	14.2	14.7	16.4	22.7	161.3	37.8	162.1	38.5
Equity exposures	—	—	0.0	0.0	—	—	0.0	0.0	—	—	0.0	0.0
Total	330.1	100.0	348.2	100.0	96.8	100.0	72.3	100.0	426.9	100.0	420.5	100.0
Net exposure by region and exposure class, as of December 31, 2025

Skr bn	Middle East/Africa/ Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	0.0	0.0	—	0.2	—	201.8	12.8	2.0	216.8
Regional governments	—	—	—	—	—	10.3	1.1	—	11.4
Multilateral development banks	—	0.8	—	—	—	—	4.4	—	5.1
Public sector entity	—	—	—	—	—	—	—	—	—
Financial institutions	0.0	—	2.1	3.2	0.0	16.6	10.3	—	32.2
Corporates	0.3	0.9	3.2	7.7	2.4	112.5	32.6	1.8	161.3
Equity exposures	—	—	—	—	—	—	—	—	—
Total	0.3	1.7	5.3	11.1	2.4	341.2	61.1	3.7	426.9
Net exposure by region and exposure class, as of December 31, 2024

Skr bn	Middle East/Africa/ Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	0.0	0.1	—	0.4	—	187.4	7.7	2.0	197.6
Regional governments	—	—	—	—	—	17.1	1.5	0.1	18.7
Multilateral development banks	—	0.7	—	0.5	—	—	5.8	—	7.0
Public sector entity	—	—	—	—	—	—	1.0	—	1.0
Financial institutions	—	—	0.9	2.2	—	18.8	12.2	—	34.1
Corporates	0.1	1.1	3.0	8.4	3.3	110.2	35.1	0.9	162.1
Equity exposures	—	—	—	—	—	0.0	—	—	0.0
Total	0.1	1.9	3.9	11.5	3.3	333.5	63.3	3.0	420.5
Year-end Report 2025Page 31 of 34
Net exposure to European countries, excluding Sweden

Skr bn	December 31, 2025	December 31, 2024
Germany	12.6	6.5
United Kingdom	8.7	8.8
Luxembourg	7.6	10.7
Finland	6.5	8.2
France	6.4	7
Denmark	5.8	6.9
Norway	3.6	3.6
Poland	3.4	2.1
Belgium	3.4	3
Spain	2.3	2.2
Ireland	1.5	1.4
Portugal	0.8	0.8
Austria	0.7	1.7
The Netherlands	0.6	1.4
Switzerland	0.5	0.7
Italy	0.2	0.2
Serbia	0.1	0.3
Czech Republic	0.1	0.2
Slovakia	0.1	0.1
Montenegro	0.0	—
Lithuania	0.0	0.2
Estonia	—	0.1
Total	64.8	66.3
Note 12. Transactions with related parties
Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2024 Annual Report on Form
20-F. No material changes have taken place in relation to
transactions with related parties compared to the description in
SEK’s 2024 Annual Report on Form 20-F.
Note 13. Events after the reporting period
No events with significant impact on the information in this report have occurred after the end of the reporting period.
Year-end Report 2025Page 32 of 34
The Board of Directors and the Chief Executive Officer confirm that this year-end report provides a fair overview of the Consolidated Group’s operations and financial position and results and describes material risks and uncertainties facing the Consolidated Group.
Stockholm, January 26, 2026
AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen		Håkan Berg
Chairman of the Board		Director of the Board

Paula da Silva	Reinhold Geijer	Katarina Ljungqvist
Director of the Board	Director of the Board	Director of the Board

Erik Mattsson	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer
Annual General Meeting
The company’s annual general meeting will be held March 26, 2026.
Annual Report on Form 20-F
The company’s Annual Report on Form 20-F is expected to be available on SEK’s website
www.sek.se beginning February 26, 2026.
SEK has established the following expected dates for the publication of financial information and other related matters:
April 27, 2026Interim report for the period January 1, 2026 – March 31, 2026
July 17, 2026Interim report for the period January 1, 2026 – June 30, 2026
October 20, 2026Interim report for the period January 1, 2026 – September 30, 2026
The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on
January 26, 2026, 15:00 (CEST).
Additional information about SEK, including investor presentations and SEK’s 2024 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.
Year-end Report 2025Page 33 of 34
Definitions
Alternative performance measures (see *) Alternative
performance measures (APMs) are key performance
indicators that are not defined under IFRS or in the
Capital Requirements Directive IV (CRD IV) or in
regulation (EU) No. 575/2013 on prudential
requirements for credit institutions and investment firms
(CRR). SEK has presented these, either because they are
in common use within the industry or because they
comply with SEK’s assignment from the Swedish
government. The APMs are used internally to monitor
and manage operations, and are not considered to be
directly comparable with similar key performance
indicators presented by other companies. For additional
information regarding the APMs, refer to www.sek.se.
Available funds
Available funds is comprised of outstanding senior
debt and credit facility in place with the Swedish
National Debt Office.
*After-tax return on equity
Net profit, expressed as a percentage per annum of
the current year’s average equity (calculated using the
opening and closing balances for the report period).
*Average interest-bearing assets
This item includes cash and cash equivalents,
treasuries/government bonds, other interest-bearing
securities except loans, loans in the form of interest-
bearing securities, loans to credit institutions and
loans to the public, and is calculated using the
opening and closing balances for the reporting period.
*Average interest-bearing liabilities
This item includes borrowing from credit institutions,
borrowing from the public and debt securities issued
and is calculated using the opening and closing
balances for the reporting period.
Basic and diluted earnings per share (Skr)
Net profit divided by the average number of shares,
which amounted to 3,990,000 for each period.
*CIRR loans as percentage of new lending
The proportion of officially supported export credits
(CIRR) of new lending.
CIRR-system
The CIRR-system comprises of the system of
officially supported export credits (CIRR).
Common Equity Tier 1 capital ratio
The capital ratio is the quotient of total common
equity tier 1 capital and the total risk exposure
amount.
Green bond
A green bond is a bond where the capital is
earmarked for various forms of environmental
projects.
Green loans
SEK offers green loans that promote the transition to
a climate-smart and environmentally sustainable
economy. Green loans are categorized under SEK’s
framework for green bonds. The purpose is to
stimulate green investments that are environmentally
sustainable and contribute to one or more of the six
environmental objectives in the EU taxonomy.
Leverage ratio
Tier 1 capital expressed as a percentage of the
exposure measured under CRR (refer to Note 10).
Liquidity coverage ratio (LCR)
The liquidity coverage ratio is a liquidity metric that
shows SEK’s highly liquid assets in relation to the
company’s net cash outflows for the next 30 calendar
days. An LCR of 100 percent means that the
company’s liquidity reserve is of sufficient size to
enable the company to manage stressed liquidity
outflows over a period of 30 days. Unlike the
Swedish FSA’s rules, the EU rules take into account
the outflows that correspond to the need to pledge
collateral for derivatives that would arise as a result
of the effects of a negative market scenario.
Loans
Lending pertains to all credit facilities provided in the
form of interest-bearing securities, and credit
facilities granted by traditional documentation. SEK
considers these amounts to be useful measurements of
SEK’s lending volumes. Accordingly, comments on
lending volumes in this report pertain to amounts
based on this definition.
* Loans, outstanding and undisbursed
The total of loans in the form of interest-bearing
securities, loans to credit institutions, loans to the
public and loans, outstanding and undisbursed.
Deduction is made for cash collateral under the
security agreements for derivative contracts and
deposits with time to maturity exceeding three
months (see the Statement of Financial Position and
Note 9).
Net stable funding ratio (NSFR)
This ratio measures stable funding in relation to the
company’s illiquid assets over a one-year, stressed
scenario in accordance with CRRII.
*New credit and guarantee commitments
New credit and guarantee commitments refer to all
new credits and guarantees accepted regardless of
their maturity. Not all new credit and guarantee
commitments are reported in the consolidated
statement of financial position and consolidated
statement of cash flows, but a certain portion
represents committed, undisbursed credits, see Note
9. The reported amounts of committed, undisbursed
credits may change upon disbursement as they are
reported in the statement of financial position, for
example due to changes in exchange rates.
Furthermore, committed credits do not necessarily
result in a disbursement and thus a credit on the
balance sheet. New credit and guarantee
commitments are intended to provide the reader with
a picture of the inflow of new business during the
reporting period.
*New long-term borrowings
New borrowings with maturities exceeding one year,
for which the amounts are based on the trade date.
*Outstanding senior debt
The total of borrowing from credit institutions,
borrowing from the public and debt securities issued.
Own credit risk
Net fair value change due to credit risk on financial
liabilities designated as at fair value through profit or
loss.
Repurchase and redemption of own debt
The amounts are based on the trade date.
Social loans
Social loans are categorized according to SEK’s
“Sustainability bond framework”. The purpose is to
stimulate investments that are socially sustainable,
such as in healthcare, education, basic infrastructure,
or food security.
Sustainability classified loans
Sustainability classified loans refer to green, social
and sustainability-linked loans.
Sustainability-linked loans
Sustainability-linked loans consist of working capital
finance that promote the borrower’s sustainability
efforts, which in turn support environmental and
socially sustainable economic activities and growth.
SEK’s sustainability-linked loans are based on
International Loan Market Association’s (LMA)
Sustainability-Linked Loan Principles.
Swedish exporters
SEK’s clients that directly or indirectly promote
Swedish export.
Tier 1 capital ratio
The capital ratio is the quotient of total tier 1 capital
and the total risk exposure amount.
Total capital ratio
The capital ratio is the quotient of total Own funds
and the total risk exposure amount.
Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent
Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.
Year-end Report 2025Page 34 of 34
About SEK
About Swedish Export Credit Corporation (SEK)
SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission
SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK can finance the industry’s transition in Sweden and abroad. The mission includes making available fixed-
interest export credits within the officially supported CIRR-system.

SEK’s vision	SEK’s vision is a more sustainable world through increased Swedish exports.
SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.
SEK’s partnerships
Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit
Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

About SEK
Exhibit 99.2
CAPITALIZATION
The following table sets out SEK’s consolidated capitalization as at December 31, 2025. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the full year ended December 31, 2025.

(Skr millions)
Senior debt:
Long-term	208,679
Short-term	95,954
Total senior debt (1), (2)	304,633

Subordinated debt:
Long-term	—
Short-term	—
Total subordinated debt (1)	—

Equity:
Share capital (3,990,000) shares issued and paid-up, par value Skr 1,000 (3)	3,990
Reserves	212
Retained earnings	19,887

Total	24,089

Total capitalization	328,722
(1) At December 31, 2025, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 31, 2025.
(2) Unguaranteed and unsecured.
(3) In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.
There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since December 31, 2025.